NORTH AMERICAN ENERGY PARTNERS FIRST QUARTER
RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, August 9, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) will hold a conference call and webcast to discuss its first-quarter financial results on Wednesday, August 15, 2007 at 7:30 a.m. Mountain Time (9:30 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-866-585-6398
International: 1-416-849-9626

A replay will be available through August 29, 2007 by dialing:
Toll Free: 1-866-245-6755
International: 1-416-915-1035
Passcode: 558240

The live and archived webcast can be accessed at:
http://www.vcall.com/IC/CEPage.asp?ID=119921

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in Western Canada.  For more than 50 years, NAEP has provided mining and construction services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email:   krowand@nacg.ca